UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trillium Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 5th Avenue
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Cucciniello (212) 918-1205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

5 Vaughn Drive	Princeton	New Jersey	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diana Cucciniello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trillium Brokerage Services, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Geraldine Sergi

Notary Public

GERALDINE SERGI
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 3, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRILLIUM BROKERAGE SERVICES, LLC

Financial Statements

December 31, 2010

With Independent Auditors' Report

(Report Pursuant to Rule 17a-5(d))

Trillium Brokerage Services, LLC
Table of Contents
December 31, 2010

	Page(s)
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplementary Information	
Computation of Net Capital Pursuant to Uniform Net Capital Under Rule 15c3-1	8
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3	9
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	10-11
Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)	12-13
Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) Pursuant to Rule 17a-5(e)(4)	14

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Managing Member,
Trillium Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Trillium Brokerage Services, LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trillium Brokerage Services, LLC at December 31, 2010, and the results of its operations and its cash flows for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown PC

Princeton, New Jersey
February 17, 2011

Trillium Brokerage Services, LLC
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$ 1,070,455
Receivable from clearing organization	488,757
Prepaid expenses	8,998
Due from affiliates	97,232
Deposit with clearing organization	500,000
	$ 2,165,442

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 92,234
Due to brokers and dealers	393,121
Total liabilities	485,355
Member's equity	1,680,087
	$ 2,165,442

The Notes to Financial Statements are an integral part of this statement.

Trillium Brokerage Services, LLC
Statement of Operations
Year Ended December 31, 2010

Revenue	
Fee income	$ 750,583
Interest and dividends	31,682
Other income	7,567
Total revenue	789,832
Expenses	
Regulatory fees	1,208,256
Compensation and benefits	673,183
Broker, exchange and clearance fees	1,025
Occupancy	9,578
Office expense	16,382
Professional fees	47,792
Travel and entertainment	3,047
Insurance	39,272
Other	21,219
Total operating expenses	2,019,754
Net loss	$ (1,229,922)

The Notes to Financial Statements are an integral part of this statement.

Trillium Brokerage Services, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2010

Members' equity at January 1, 2010	$ 14,602,264
Contributions	1,173,358
Withdrawals	(12,865,613)
Net income	(1,229,922)
Member's equity at December 31, 2010	$ 1,680,087

The Notes to Financial Statements are an integral part of this statement.

Trillium Brokerage Services, LLC
Statement of Cash Flows
Year ended December 31, 2010

Cash flows from operating activities	
Net loss	$ (1,229,922)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Receivable from clearing organization	(488,757)
Prepaid expenses	41,759
Due from affiliates	(97,232)
Other assets	50,292
Accounts payable and accrued expenses	(855,873)
Due to members	(1,204,067)
Due to clearing organizations	2,717,516
Due to brokers and dealers	393,121
Due to affiliate	(506,553)
Net cash used by operating activities	(1,179,716)
Cash flows from financing activities	
Proceeds from members' capital contributions	1,173,358
Payments for members' capital withdrawals	(4,000,000)
Net cash used by financing activities	(2,826,642)
Net decrease in cash and cash equivalents	(4,006,358)
Cash and cash equivalents	
Beginning of year	5,076,813
End of year	$ 1,070,455
Supplemental disclosure of cash flow information	
Cash paid during the year for	
Interest	$ 15,911

Supplemental disclosure of non-cash financing activities:

Effective January 1, 2010, as part of an asset purchase agreement, substantially all of the assets, liabilities and members' equity accounts have been distributed to members. The distributed assets included $33,364,307 of securities - long, $6,476 of prepaid expenses, $1,294,195 of fixed assets, $2,696,119 of goodwill, and $255,664 of other assets. The distributed liabilities included $3,115,645 of securities - short, $16,667 of security deposit, $234,258 of deferred rent, $135,917 of due to members, and $25,248,661 of due to clearing organization. The net non-cash equity distribution amounted to $8,865,613.

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business
Trillium Brokerage Services, LLC (the "Company") was a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and was a member of the Financial Industry Regulatory Authority ("FINRA"). A Broker Dealer Withdrawal (BDW) was filed on behalf of the Company on December 23, 2010. The Company is a New Jersey limited liability company and has operating locations in New York. Effective January 1, 2010, the Company is no longer trading securities on a proprietary basis and has taken on portfolio margin customers. On January 1, 2010, as part of an asset purchase agreement, substantially all of the assets, liabilities and members' equity accounts have been distributed to two principal members. As of December 31, 2010, the Company is wholly-owned by the one remaining member, Trillium Holdings, LLC.

Accounting Basis
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments with an original maturity of three months or less.

Revenue Recognition
Revenue is generated from Introducing fees charged to Portfolio Margin Customers.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
Federal and state income taxes have not been provided for, as members are individually liable for their own tax payments.

The Company adopted the application of *"Accounting for Uncertainty in Income Taxes"* for its fiscal year beginning January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits at December 31, 2010.

The Company files tax returns in the U.S. federal jurisdiction and various states. The Company has no open years prior to December 31, 2007.

2. Related Party Transactions

The Company generated $675,409 in revenue and $18,995 in sharing expenses from an affiliate in 2010. There is a receivable of $96,753 due from this affiliate at December 31, 2010.

The Company generated $75,174 in revenue from another affiliate in 2010. There is a receivable of $479 due from this affiliate at December 31, 2010.

3. Regulatory Fees

In August 2010, the Company entered into a settlement with FINRA related to layering conduct. As a result of the settlement, the Company made a payment of $1,173,357 and signed a letter of Acceptance, Waiver and Consent (AWC) with FINRA without admitting or denying any wrong doing. The expense related to this AWC is included in Regulatory Fees in the accompanying Statement of Operations.

4. Concentrations of Credit Risk

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

5. Net Capital Requirement

The Company is subject to SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $1,073,857, which was $973,857 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.452 to 1.

6. Retirement Plan

The Company has a defined contribution 401(k) plan. Employees are eligible to participate after three months of service with the Company and must have obtained 21 years of age. The Company's contribution amounted to $10,568 for the year period ended December 31, 2010.

7. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet through February 17, 2011, which is the date of the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent event requires disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Trillium Brokerage Services, LLC
Supplementary Information
Computation of Net Capital Pursuant To Uniform Net Capital Under Rule 15c3-1
December 31, 2010

Member's equity		$ 1,680,087
Less nonallowable assets:		
Prepaid expenses	8,998	
Due from affiliates	97,232	
Other assets	500,000	
		606,230
Net capital		1,073,857
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $485,355 or $100,000, whichever is greater		100,000
Excess net capital		$ 973,857
Net capital less greater of 10% of aggregate indebtedness of $485,355 or 120% of minimum net capital requirement		$ 953,857
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 92,234
Due to clearing organizations		393,121
Total aggregate indebtedness		$ 485,355
Ratio of aggregate indebtedness to net capital		0.452 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Independent Auditors' Report.

Trillium Brokerage Services, LLC
Supplementary Information
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3
December 31, 2010

The Company effected no transactions with customers, as defined in rule 15c3-3 and, therefore, has no amounts reportable under the rule.

See Independent Auditors' Report.

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Managing Member,
Trillium Brokerage Services, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Trillium Brokerage Services, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith+Brown PC

Princeton, New Jersey
February 17, 2011

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

To the Managing Member,
Trillium Brokerage Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Trillium Brokerage Services, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown PC

Princeton, New Jersey
February 17, 2011

Trillium Brokerage Services, LLC
Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)
Year ended December 31, 2010

General assessment	$	1,975
Less		
Payments made with SIPC-6:		
July 29, 2010		1,064
Total assessment balance due	$	911

Determination of SIPC net operating revenues and general assessment

Total revenue (Focus Line 12/Part IIA Line 9)	$	789,832
General assessment @ .0025	$	1,975

See Independent Accountants' Report on Applying Agreed Upon Procedures.